                                      2002
                             SECOND QUARTER REPORT

                      [CALEDONIA MINING CORPORATION LOGO]

                                   CALEDONIA

                               MINING CORPORATION

================================================================================
        UNIT #9, 2145 DUNWIN DRIVE, MISSISSAUGA, ONTARIO CANADA, L5L 4L9
            TEL: (905) 607-7543                   FAX: (905) 607-980
                     WEBSITE: HTTP://WWW.CALEDONIAMINING.COM

PRESIDENT'S REPORT

PROPERTIES UPDATE

SOUTH AFRICA

The geological re-evaluation of the Taylor's section of the Barbrook Mine has been completed. A mining plan is now being developed to initially mine 6,000 tonnes of ore per month from underground together with schedules to increase this mining rate progressively. A development program has been prepared which encompasses the necessary stope preparation as well as exploratory development to test the validity of the geological planning model and to evaluate additional stoping areas.

Rehabilitation of the underground, metallurgical plant and surface facilities is in progress and includes the design and construction of revisions to the metallurgical plant to include the PreOx process developed by Caledonia, the resin gold recovery process developed by MINTEK, and the re-establishing of the underground facilities such as ladder-ways, power, water and compressed air circuits. Gold production is expected to commence in the 4th quarter.

A mini-bulk sample was collected from seven RC holes drilled into the Goedgevonden kimberlitic pipe. A total of 56 tonnes was collected and processed through a dense media separation plant. The Goedgevonden pipe was confirmed to be diamondiferous and sufficient gem quality diamonds, including a number of pink stones, were recovered to warrant a subsequent 8,000 to 10,000 tonne bulk sampling program. Dependent on regulatory approvals this program will commence during the fourth quarter.

Caledonia has acquired the exploration rights over the Syferfontein kimberlite pipe which is approximately one kilometre NE of the Goedgevonden pipe, and other adjacent areas of exploration interest. Reports of work conducted by others in 1997 confirm that the Syferfontein pipe is diamondiferous and recommend a mini-bulk sampling program. Caledonia plans to initiate this program during the fourth quarter.

ZAMBIA

Caledonia's joint venture partner and operator of the Mulonga Plains JV, the BHP Entity has commenced the geophysical (both airborne and ground) and geochemical surveys on the Mulonga Plain and Kashiji Plain licence areas prior to the commencement of the drilling program during August 2002.

CANADA

During the quarter, Ashton Mining of Canada ("Ashton") Caledonia's joint-venture partner and operator of the programs, announced the successful collection of a
5.5 tonne mini-bulk sample from the Potentilla kimberlite and the discovery of the Stellaria kimberlite on the Kikerk Lake property in Nunavut. Results from the mini-bulk sample, which is now being processed are expected late in the 3rd quarter. Subsequently, Ashton has reported that the Stellaria kimberlite, located 700 m east of Potentilla is diamondiferous.

Drill core from Stellaria was processed in Ashton's North Vancouver laboratory and produced the following results:

Sample Weight                                Numbers of Diamonds
    (Kg)                    ---------------------------------------------------
                                   Micro                            Macro
                               0.1 -  0.5 mm                       > 0.5 mm
                            (in two dimensions)              (in one dimension)

   105.4                            66                          13 (Note 1)

         NOTE 1: One of the macrodiamonds is greater than 0.5 mm in two dimensions and measures 0.8 x 0.6 x 0.4 mm.

The summer exploration program at Kikerk Lake has commenced and will investigate a number of unexplained indicator mineral anomalies and will include further prospecting and additional detailed heavy mineral sampling. The program will also include drilling of the Stellaria pipe as well as further drilling along the defined linear geophysical feature associated with Stellaria. The objective is to better define the size and orientation of the kimberlite body and determine if it is a structurally controlled dyke.

SHARE CAPITAL CHANGES

Caledonia completed a private placement during the second quarter raising net proceeds of $2.7 million. The funds were used to reduce debt by $1.3 million and to finance the activities at the Barbrook mine site. Subsequent to the end of the quarter, 17,000,000 common share purchase warrants were exercised providing a further $1.3 million of financing. 10,000,000 share options were granted to the directors of the Corporation at an exercise price of 23.5 cents and 225,000 share options have been granted to two of the officers of the Corporation at an exercise price of 34.5 cents.

(signed) S.E. Hayden
Chairman, President and
Chief Executive Officer
August 26, 2002

                          CALEDONIA MINING CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                             JUNE 30,     DECEMBER 31,
(UNAUDITED)                                    2002          2001
-----------                                    ----          ----
ASSETS

CURRENT

  CASH AND SHORT TERM DEPOSITS              $     860      $      90

  ACCOUNTS RECEIVABLE                              99             89

  PREPAID EXPENSES                                  5              5
                                            ---------      ---------
                                                  964            184
INVESTMENT (NOTE 1)                                79              -

CAPITAL ASSETS                                  7,451          7,424

MINERAL PROPERTIES                             17,378         17,365
                                            ---------      ---------
                                            $  25,872      $  24,973
                                            ---------      ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

  ACCOUNTS PAYABLE                          $   1,700      $   1,604

  LOAN PAYABLE                                     67          1,097
                                            ---------      ---------
                                                1,767          2,701
PROVISION FOR SITE RESTORATION                  1,026          1,026

NON-CONTROLLING INTEREST                          785            787
                                            ---------      ---------
                                                3,578          4,514
                                            ---------      ---------

SHAREHOLDERS' EQUITY

  SHARE CAPITAL (NOTE 2)                      146,658        143,986

  DEFICIT                                    (124,364)      (123,527)
                                            ---------      ---------
                                               22,294         20,459
                                            ---------      ---------
                                            $  25,872      $  24,973
                                            =========      =========

ON BEHALF OF THE BOARD:

_________________________  DIRECTOR
(SIGNED) J. JOHNSTONE

_________________________  DIRECTOR
(SIGNED) F. C. HARVEY

                       CONSOLIDATED STATEMENTS OF DEFICIT
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                       THREE MONTH PERIOD             SIX MONTH PERIOD
                                         ENDED JUNE 30,                ENDED JUNE 30,
(UNAUDITED)                            2002          2001            2002           2001
-----------                            ----          ----            ----           ----
DEFICIT, BEGINNING OF PERIOD        ($123,936)     ($122,558)     ($123,527)     ($122,332)
NET (LOSS) FOR THE PERIOD                (428)          (254)          (837)          (480)
                                    ---------      ---------      ---------      ---------
DEFICIT, END OF PERIOD              ($124,364)     ($122,812)     ($124,364)     ($122,812)
                                    =========      =========      =========      =========

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

                                            THREE MONTH PERIOD     SIX MONTH PERIOD
                                              ENDED JUNE 30,        ENDED JUNE 30,
(UNAUDITED)                                   2002       2001       2002      2001
-----------                                   ----       ----       ----      ----
REVENUE AND OPERATING COSTS
  REVENUE FROM SALES                         $   24     $   33     $   30    $    33
  OPERATING COSTS                               136         13        203         13
                                            -------    -------    -------   --------
GROSS PROFIT (LOSS)                            (112)        20       (173)        20
                                            -------    -------    -------   --------
EXPENSES
  GENERAL AND ADMINISTRATIVE                    266        290        588        522
  INTEREST                                        -         18         24         38
  OTHER EXPENSE (INCOME)                         49        (34)        54        (60)
                                            -------    -------    -------   --------
                                                315        274        666        500
                                            -------    -------    -------   --------
(LOSS) BEFORE NON-CONTROLLING INTEREST         (430)      (254)      (839)      (480)
  NON-CONTROLLING INTEREST                       (2)         -         (2)         -
                                            -------    -------    -------   --------
NET (LOSS) FOR THE PERIOD                   ($  428)   ($  254)   ($  837)  ($   480)
                                            -------    -------    -------   --------
(LOSS) PER SHARE
  BASIC                                     ($0.003)   ($0.002)   ($0.005)  ($ 0.003)
                                            =======    =======    =======   ========

                          CALEDONIA MINING CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                       THREE MONTH PERIOD         SIX MONTH PERIOD
                                                         ENDED JUNE 30,            ENDED JUNE 30,
(UNAUDITED)                                             2002         2001         2002         2001
-----------                                             ----         ----         ----         ----
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  NET (LOSS) FOR THE PERIOD                           ($  428)     ($  254)     ($  837)     ($  480)
ITEMS NOT INVOLVING CASH                                   (2)           -           (2)           -
                                                      -------      -------      -------      -------
                                                         (430)        (254)        (839)        (480)
CHANGES IN NON-CASH WORKING CAPITAL                       (47)          11           86          166
                                                      -------      -------      -------      -------
                                                         (477)        (243)        (753)        (314)
                                                      -------      -------      -------      -------
INVESTING ACTIVITIES
  PURCHASE OF INVESTMENT (NOTE 1)                         (79)           -          (79)           -
  CAPITAL ASSETS AND MINERAL PROPERTIES                  (106)           -          (40)           -
                                                      -------      -------      -------      -------
                                                         (185)           -         (119)           -
                                                      -------      -------      -------      -------

FINANCING ACTIVITIES
  LOAN PAYMENT                                         (1,275)           -       (1,030)           -
  SHARES ISSUED - NET OF ISSUE COSTS (NOTE 2)           2,672          292        2,672          292
                                                      -------      -------      -------      -------
                                                        1,397          292        1,642          292
                                                      -------      -------      -------      -------

INCREASE (DECREASE) IN CASH FOR THE PERIOD                735           49          770          (22)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD            125            4           90           75
                                                      -------      -------      -------      -------
CASH AND CASH EQUIVALENTS, END OF PERIOD               $  860       $   53       $  860       $   53
                                                      =======      =======      =======      =======

                          CALEDONIA MINING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)

BASIS OF PRESENTATION

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

MEASUREMENT UNCERTAINTIES

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties. Management's calculation of mineral resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs. Actual results could differ from those estimated.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.

The Company's principal consolidated subsidiaries are Barbrook Mines Limited (100% owned) ("Barbrook"), Eersteling Gold Mining Company Limited (96% owned) ("Eersteling") and Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited (all 100% owned) (collectively known as "Caledonia Zambia").

FINANCIAL DISCLOSURE NOTE

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the Company. The interim consolidated financial statements should be read in conjunction with the year end 2001 audited financial statements for the detailed note disclosure which is not materially different to these interim financial statements.

1.       INVESTMENT

         On May 9, 2002 the Corporation participated in a private placement of Motapa Diamonds Inc. in an amount of $50,000 US ($79,000 Canadian). Motapa Diamonds Inc. is the Corporation's joint venture partner on the Mulonga Plain diamond exploration project in Zambia.

2.       SHARE CAPITAL

         On April 12, 2002 the Corporation completed a private placement for $2,672,000 net of $328,000 of share issue costs. The issue price was $0.145 per unit, each unit being comprised of one common share and one half common share purchase warrant exercisable at $0.195 per whole common share purchase warrant for a period of two years from the issue date. A total of 20,689,655 shares were issued pursuant to the private placement.

         As of June 30, 2002 the Corporation had 185,891,770 common shares outstanding. The basic loss per share has been calculated based upon a weighted number of common shares outstanding as follows:

For the year to date period ended June 30, 2002      -       174,232,406
For the quarter period ended June 30, 2002           -       183,163,464

CORPORATE DIRECTORY

BOARD OF DIRECTORS
S. E. Hayden
J. Johnstone
F. C. Harvey
W. I. L. Forrest
C. R. Jonsson

OFFICERS
S. E. Hayden
Chairman of the Board, President and
Chief Executive Officer

F. C. Harvey
Technical Director

J. Johnstone
Vice-President Operations and
Chief Operating Officer

S. W. Poad
Vice-President Finance and
Administration

J. Smith
Vice-President Exploration

HEAD OFFICE
CANADA - HEAD OFFICE
Caledonia Mining Corporation
Unit #9
2145 Dunwin Drive
Mississauga, Ontario
L5L 4L9 Canada
Tel: (905) 607-7543
Fax: (905) 607-9806

SHARES LISTED
The Toronto Stock Exchange
Symbol "CAL'
NASDAQ OTC BB
Symbol "CALVF"

CAPITALIZATION
(June 30, 2002)
Authorized: Unlimited
number of common shares
Issued Common Shares: 185,891,770
Warrants: 29,068,992
Options: 2,525,800

SOLICITORS
Borden Ladner Gervais LLP
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y4 Canada

Tupper, Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, British Columbia
V6E 2L3 Canada

AUDITORS
BDO Dunwoody LLP
Chartered Accountants
Suite 3200, 200 Bay Street
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J8 Canada

REGISTRAR &
TRANSFER AGENT
Equity Transfer Services Inc.
Suite 420
120 Adelaide Street West
Toronto, Ontario
M5H 4C3 Canada
Tel: (416) 361-0152
Fax: (416) 361-0470

BANK
Canadian Imperial Bank Of Commerce
6266 Dixie Road
Mississauga, Ontario
L5T 1A7 Canada

INTERNET
Web Site:
http://www.caledoniamining.com